

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2013

Via E-mail
Mr. Louis S. Friedman
Chief Executive Officer
Liberator, Inc.
2745 Bankers Industrial Drive
Atlanta, Georgia 30360

>   **RE: Liberator, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2012**
>   **Filed October 11, 2012**
>   **File No. 000-53314**

Dear Mr. Friedman:

We have reviewed your response letter dated February 20, 2013, and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended December 31, 2012

Results of Operations, page 22

1. You present a tabular presentation of your net sales by product type but didn't provide a corresponding discussion of the underlying reasons for the change in sales period over period by product type. Your current discussion quantifies percentage changes period over period but provides little insight into underlying reasons driving such changes. In future filings please provide an analysis that not only quantifies the changes period over period, but clearly provides a robust discussion of the underlying reasons driving such changes. Refer to Section 501.05 and 04 of the Financial Reporting Codification for Guidance.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief